Exhibit 99.4
Metal Storm Limited
ABN 99 064 270 006
Notice of Meeting of Shareholders and
Explanatory Statement
Meeting to be held at the Brisbane Room, Management House
Australian Institute of Management, cnr Boundary & Rosa Streets
Spring Hill, Brisbane on Thursday, 8 December 2011
commencing at 10 am Brisbane time

Table of Contents

Notice of Meeting of Shareholders	3
Explanatory Statement	6
1 Part A — Approval of issues of convertible securities and Shares to ASOF	6
2 Part B — Approval of previous issue of Shares to Andrew Doyle	12
3 Part C — Approval of issue of Shares to Dutchess under Line Agreement	13
4 Glossary	17
Schedule	19

Explanatory Statement
Metal Storm Limited
Notice of Meeting of Shareholders
Notice is hereby given that a meeting of Shareholders of Metal Storm Limited will be held at the Brisbane Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane on Thursday, 8 December 2011 commencing at 10 am Brisbane time.
Business
Part A — Approval of issues of convertible securities and Shares to ASOF
Resolution 1: Approval of issue of the ASOF Convertible Security to ASOF
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the ASOF Convertible Security to ASOF or its nominee in accordance with the terms of the ASOF Agreement, details of which are set out in the Explanatory Statement.
Resolution 2: Approval of previous issue of Commencement Fee Shares to ASOF
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders approve the previous issue of 116,666,667 Shares at an issue price of A$0.003 to ASOF in payment of the Commencement Fee under the ASOF Agreement, details of which are set out in the Explanatory Statement.
Part B — Approval of previous issue of Shares to Andrew Doyle
Resolution 3: Approval of previous issue of Shares to Andrew Doyle
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 13,000,000 Shares at an issue price of A$0.004 to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.
Part C — Approval of issue of Shares to Dutchess under Line Agreement
Resolution 4: Approval of issue of Shares to Dutchess under Line Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 500,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.
Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.
Voting entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the meeting will be the entitlement of that person set

Explanatory Statement
Metal Storm Limited
out in the register of Shareholders as at 7.00 pm Sydney time on Tuesday, 6 December 2011. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the meeting.
Voting exclusion statement
The Company will disregard any votes cast on:
•	Resolutions 1 and 2 by ASOF and any associate of ASOF;
•	Resolution 3 by Andrew Doyle and any of his associates; and
•	Resolution 4 by Dutchess and any associate of Dutchess.
However, the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy;
(b)	a proxy need not be a Shareholder of the Company;
(c)	a Shareholder may appoint a body corporate or an individual as its proxy;
(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and
(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate or letter of appointment of corporate representative should be completed and lodged in the manner specified below.
If proxy holders vote on a poll, they must cast all directed proxies as directed. Any directed proxies (ie you have directed your proxy to vote in a particular way by ticking a box on your proxy form in relation to a Resolution) which are not voted on a poll will automatically default to the Chairman of the Meeting, who must vote the proxies as directed.

Explanatory Statement
Metal Storm Limited
Corporate representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.
By order of the Board of Directors
/s/ B Farmer

Brett Farmer
Company Secretary
Metal Storm Limited
7 November 2011

Explanatory Statement
Metal Storm Limited
Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the meeting of Shareholders on Thursday, 8 December 2011.
This Explanatory Statement is provided to Shareholders to assist them in deciding how to vote on the Resolutions in the Notice of Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
1	Part A — Approval of issues of convertible securities and Shares to ASOF
1.1	Background
As announced to ASX in October 2011, the Company has entered into the ASOF Agreement with ASOF and other agreements with third parties under which:
•	ASOF provided loans to the Company in various tranches totalling A$700,000;
•	subject to obtaining Shareholder approval for Resolution 1 and the satisfaction or waiver of various other conditions, ASOF agreed to have the A$700,000 in loans, together with a further payment of A$200,000 cash (ie a total of A$900,000), applied as consideration for the issue of the ASOF Convertible Security to ASOF. If Resolution 1 is approved, the Company expects that the outstanding conditions will be satisfied or waived which will result in ASOF paying the remaining A$200,000 to the Company, the Company issuing ASOF the ASOF Convertible Security and the A$700,000 in loans being extinguished. See section 1.9 for the consequences of Resolution 1 not being approved. In summary, if Resolution 1 is not approved the Directors may need to appoint an administrator;
•	ASOF is entitled to a A$350,000 fee to reimburse it for its costs involved with negotiating and entering into the ASOF Agreement and other agreements described in this section 1.1 (the Commencement Fee). The Company has issued ASOF a total of 116,666,667 Shares in two tranches at an issue price of A$0.003 in payment of the Commencement Fee (the Commencement Fee Shares);
•	subject to the satisfaction or waiver of various conditions including, among other things, obtaining Shareholder approval and Note Holder approval in relation to a three year extension to the maturity date of the Existing Notes and certain other changes to the Note Terms and Trust Deed, ASOF has agreed to purchase Secured Notes with a face value of approximately A$13 million. If the conditions are satisfied or waived and the purchase of these Secured Notes is completed, ASOF will control approximately 91% of the Secured Notes on issue (equivalent to approximately 70% of the Existing Notes on issue). Further information on the proposed extension to the maturity date of the Existing Notes and the other proposed changes to the Note Terms and Trust Deed will be provided to Shareholders and Note Holders in separate meeting notices which are expected to be despatched in the next four to six weeks; and
•	the Company agreed to undertake a rights issue to raise up to approximately A$6.6 million, details of which were announced to ASX on 25 October 2011.

Explanatory Statement
Metal Storm Limited
1.2	Details of the ASOF Agreement and the ASOF Convertible Security
(a) Overview
The ASOF Agreement has enabled the Company to access A$700,000 in short term debt funding from ASOF. If Shareholder approval is obtained under Resolution 1 and other conditions are satisfied or waived, the Company will apply the loan funds together with a further A$200,000 to be received from ASOF (ie total funding of A$900,000) as consideration for the issue of the ASOF Convertible Security to ASOF. If Shareholder approval is not obtained, the Company will be required to repay the A$700,000 in loans which it will not be able to do without obtaining further funds (eg from the rights issue or alternative sources). If the Company is unable to (or the Directors do not believe the Company will be able to) raise further funds, the Directors may need to appoint an administrator. See section 1.9 for further information.
The ASOF loans and the proposed issue of the ASOF Convertible Security have been structured in this way because ASOF is prepared to provide the Company with A$700,000 to assist it to continue operations until the Shareholder meeting on 8 December 2011. The Company cannot obtain the balance of A$200,000 from ASOF and issue the ASOF Convertible Security without Shareholder approval as the large number of Shares the ASOF Convertible Security could convert into requires the Company to first obtain Shareholder approval under ASX Listing Rule 7.1 (see section 1.4 for further information on this requirement).
(b) Key terms of the ASOF Convertible Security
If Shareholder approval for Resolution 1 is obtained, the remaining conditions under the ASOF Agreement are satisfied or waived and the ASOF Convertible Security is issued to ASOF, the ASOF Convertible Security:
•	will have a face value of A$900,000;
•	will mature on 17 April 2013;
•	will not bear interest;
•	will be an unsecured debt that in any winding up ranks behind Note Holders and certain other creditors preferred by law (but will rank ahead of Shareholders); and
•	can be converted into Shares in accordance with the conversion formula described below at any time in whole or part by ASOF providing the Company with one or more Conversion Notices prior to maturity.
If the ASOF Convertible Security has not been fully converted by the maturity date, ASOF will be deemed to have given the Company a Conversion Notice for the balance of the face value remaining on that date. This means that the Company is not obliged to repay any of the face value of the ASOF Convertible Security to ASOF on the maturity date as it will instead issue Shares to ASOF in accordance with the conversion formula described below.
Each Conversion Notice must be in respect of a minimum face value of A$25,000. If a Conversion Notice is given, the conversion price of Shares to be issued to ASOF in respect of that Conversion Notice will be calculated as the lesser of:
•	the average of the five daily volume weighted average price (VWAP) of Shares selected by the ASOF in its sole discretion from the 20 consecutive trading days ending on the date immediately prior to the date of the relevant Conversion Notice (Average VWAPs), multiplied by 90% (in Australian dollars, rounded down to four decimal places); or

Explanatory Statement
Metal Storm Limited
•	the bid price for Shares on ASX at the close of trade on the date immediately prior to the date of the Conversion Notice (Closing Bid Price), multiplied by 90% (in Australian dollars, rounded down to four decimal places).
However, if a Conversion Notice is (or is deemed to be) given to the Company which requires the issue of Shares to ASOF that would result in:
•	the Company exceeding its 15% limit under ASX Listing Rule 7.1; or
•	ASOF acquiring a relevant interest in 20% or more of the Company’s voting shares (ie Shares) in breach of section 606 of the Corporations Act, the ASOF Agreement provides that:
•	the Company can elect to repay ASOF the face value of the part of the ASOF Convertible Security the subject of the Conversion Notice in lieu of issuing Shares to ASOF; or
•	otherwise, the Company must seek and obtain the necessary approval of Shareholders before the relevant Shares can be issued.
If Resolution 1 is approved, it is not expected that any conversions of the ASOF Convertible Security into Shares will result in the Company exceeding its 15% limit under ASX Listing Rule 7.1 as the Shares issued on conversion will be excluded from the Company’s 15% limit in accordance with ASX Listing Rule 7.2 exception 4. See section 1.4 for more information.
(c)	Number of Shares the ASOF Convertible Security can convert into if Resolution 1 is approved
In respect of each Conversion Notice, the number of Shares the whole or part of the ASOF Convertible Security will convert into is dependent on:
•	the face value of the ASOF Convertible Security that ASOF elects to convert into Shares;
•	the value of Average VWAPs; and
•	the value of the Closing Bid Price.
Example:
Assuming:
•	the Company received a Conversion Notice in respect of A$100,000 of the face value of the ASOF Convertible Security;
•	the value of the Average VWAPs is A$0.003; and
•	the value of the Closing Bid Price is A$0.004,
the issue price and number of Shares that would need to be issued to ASOF would be:

Issue price	=	the lesser of 0.9 x A$0.003 or 0.9 x A$0.004

	=	the lesser of A$0.0027 or A$0.0036

	=	A$0.0027

No. of Shares	=	100,000
0.0027

	=	37,037,037 Shares

Explanatory Statement
Metal Storm Limited
By way of further example, the following table sets out the number of Shares that would be issued to ASOF upon conversion of the ASOF Convertible Security in whole or part based on a range of different conversion prices (including the minimum conversion price of A$0.0009).1

Amount of face value
to be converted	Conversion price (ie 90% multiplied by the lowest of the Average VWAPs or Closing Bid Price)
	A$0.0009	A$0.0018	A$0.0027	A$0.0036	A$0.0045
A$25,000	27,777,778	13,888,889	9,259,259	6,944,444	5,555,556
A$50,000	55,555,556	27,777,778	18,518,519	13,888,889	11,111,111
A$100,000	111,111,111	55,555,556	37,037,037	27,777,778	22,222,222
A$300,000	333,333,333	166,666,667	111,111,111	83,333,333	66,666,667
A$900,000	1,000,000,000	500,000,000	333,333,333	250,000,000	200,000,000
As A$0.001 is the lowest price that Shares can trade on the ASX then, applying the conversion formula, the maximum number of Shares that could be issued upon conversion of the ASOF Convertible Security is 1,000,000,000 Shares.
(d)	Fees payable
The Company agreed to pay ASOF the Commencement Fee of A$350,000 for its costs involved with negotiating and entering into the ASOF Agreement and other agreements described in this section 1.1. The Commencement Fee was paid by way of the issue of the Commencement Fee Shares to ASOF in two tranches on 17 October 2011 and 28 October 2011. The ratification of the issue of the Commencement Fee Shares is the subject of Resolution 2.
1.3	Approvals sought
The Company is seeking the following Shareholder approvals:

Resolution	ASX Listing Rule	Details
Resolution 1	7.1	Approval of issue of ASOF Convertible Security to ASOF or its nominee under the ASOF Agreement

Resolution 2	7.4	Ratification of issue of 116,666,667 Shares to ASOF in payment of the Commencement Fee
1.4	Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities (subject to certain adjustments contained in the Rule).
The ASOF Convertible Security is an equity security. For the purpose of ASX Listing Rule 7.1, it is treated as being equivalent to the number of Shares it could convert into as at the date it is issued. Based on the recent trading prices and closing bid prices of Shares, the number of Shares the ASOF Convertible Security could convert into would exceed the Company’s 15% limit if it was issued without the approval of Shareholders. Where an agreement to issue a convertible security is subject to Shareholder approval, the convertible security does not need to be counted in the 15% limit.

[1]	As the minimum trading price of Shares on ASX is A$0.001, the minimum issue price of Shares upon conversion of the ASOF Convertible Security is $0.0009.

Explanatory Statement
Metal Storm Limited
Accordingly, Shareholder approval is sought under ASX Listing Rule 7.1 for Resolution 1 so that the ASOF Convertible Security can be issued to ASOF within three months of the date of the approval and will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
ASX Listing Rule 7.2 exception 4 provides that if the Company complies with the ASX Listing Rules when issuing convertible securities, the subsequent conversion of those convertible securities into Shares will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
This means that if Shareholder approval for Resolution 1 is obtained, all of the Shares that are subsequently issued to ASOF upon the conversion of the ASOF Convertible Security will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
1.5	Information required by ASX Listing Rule 7.3

Maximum number of securities the entity is to issue or the formula for calculating the number of securities the entity is to issue	One ASOF Convertible Security. The ASOF Convertible Security is convertible into Shares based on the formula set out in section 1.2. The maximum number of Shares that the ASOF Convertible Security can convert into is 1,000,000,000 Shares. See the table in section 1.2 for more information.

Date of issue	No later than three months after the date of the approval

Issue price	A$900,000

Name of the allottees	ASOF or its nominee

Terms of the securities	The key terms of the ASOF Convertible Security are summarised in section 1.2

Use of funds	Working capital

Date of allotment	No later than three months after the date of the approval
1.6	Approval under ASX Listing Rule 7.4
As noted in section 1.4, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval.
However, ASX Listing Rule 7.4 provides that if securities are issued without Shareholder approval, they will be treated as having been made with Shareholder approval under ASX Listing Rule 7.1 if Shareholders subsequently approve the issue.
Approval is sought under ASX Listing Rule 7.4 for Resolution 2 so that the Commencement Fee Shares previously issued to ASOF will be treated as having been made with Shareholder approval under ASX Listing Rule 7.1 and will not be counted in the Company’s 15% limit.
1.7	Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

Issue Date	17 October 2011	28 October 2011

Number of securities issued	87,500,000 Shares	29,166,667 Shares

Issue price	A$0.003

Explanatory Statement
Metal Storm Limited

Terms of the securities	Fully paid ordinary shares

Name of the allottee	ASOF

Use of funds	Working capital
1.8	Rationale for Shareholder approval
The approval of Shareholders to Resolution 1 for the issue of the ASOF Convertible Security to ASOF will enable the Company to access an additional A$200,000 in working capital and reduce its debt by A$700,000. Once it is issued, the ASOF Convertible Security will be excluded from the Company’s 15% limit under ASX Listing Rule 7.1. All subsequent Shares issued upon conversion of the ASOF Convertible Security will also be excluded from the Company’s 15% limit. This will provide the Company with flexibility in considering any necessary further fundraising. The Company is not able to issue the ASOF Convertible Security without first obtaining Shareholder approval under Resolution 1.
The approval of Shareholders for the previous issue of Commencement Fee Shares to ASOF will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.
1.9	Consequences of Resolutions 1 and 2 not being approved
(a)	Resolution 1
If Resolution 1 is not approved, the Company will need to repay the A$700,000 in loans from ASOF which it will not be able to do without obtaining further funds (eg from the rights issue or alternative sources). The Company currently has very limited room under its 15% limit under ASX Listing Rule 7.1 in which to raise further equity funds. The Company is also constrained by the Trust Deed for the Existing Notes from raising additional debt funding that is not subordinated to the Existing Notes. If Resolution 1 is not approved, there would be a material risk that the Company would not be able to obtain the necessary funding from alternative sources to repay the ASOF loans.
Accordingly, if Shareholders do not approve Resolution 1 and the Company is unable to (or the Directors do not believe the Company will be able to) raise A$700,000 to repay the ASOF loans, the Directors may need to appoint an administrator.
(b)	Resolution 2
If Resolution 2 is not approved, the Company will be materially restricted from raising additional equity funds over the next 12 months and it is likely the Company will need to seek a further Shareholder approval under ASX Listing Rule 7.1 or 7.4 to remain as a going concern. If the Company requires additional funds which can only be accessed upon a Shareholder approval being obtained, there is a risk that the Company may not be able to continue as a going concern before the Shareholder approval can be sought in which case the Directors may need to appoint an administrator before that time.
(c)	Consequences of appointing an administrator
If the Directors are required to appoint an administrator it will mean that:
•	the Company will be controlled by the administrator and creditors (which will include Note Holders). The creditors will be given the opportunity to elect a committee to consult with the administrator about the administration of the Company. The administration process may ultimately result in creditors approving the winding up of the Company which would involve the sale of all of its assets;

Explanatory Statement
Metal Storm Limited
•	a default event will occur under the Charge and the Charge will automatically become a fixed charge over the whole of the Company’s assets (including its intellectual property). This will enable the Trustee to take control of, and sell, the Company’s assets in order to repay some or all of the face value of the Secured Notes to Secured Note Holders (subject to the rights of certain unsecured creditors preferred by law to be paid in priority to the Secured Note Holders); and
•	the subsequent failure by the Company to repay ASOF the A$700,000 in loans will be a default event under the Trust Deed which will entitle the Trustee to institute proceedings against the Company to recover any moneys owing to both Secured Note Holders and Interest Bearing Note Holders. As the Secured Notes rank in priority to the Interest Bearing Notes and have their face value secured by the Charge, Secured Note Holders will need to be paid the full face value of their Secured Notes from the net proceeds of the sale of the Company’s assets before any payment can be made to repay the face value of (and any outstanding interest owing on) the Interest Bearing Notes.
The Company does not own any significant assets which are readily convertible to cash. The Company’s main asset is its intellectual property, which is inherently difficult to value. The Directors believe that the total value of the Company’s assets are largely dependent on the price that can be obtained for the sale of the Company’s intellectual property, which is uncertain. Until any such sale is completed it is not possible to forecast whether there will be funds available to distribute to Shareholders in a winding up after all creditors (including Secured Note Holders, Interest Bearing Note Holders and ASOF) have been paid in full.
1.10	Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of Resolutions 1 and 2.
2	Part B — Approval of previous issue of Shares to Andrew Doyle
2.1	Previous issue of Shares to Andrew Doyle — Resolution 3
The Company conducted a small placement of Shares to Andrew Doyle on 30 August 2011. The funds raised were used for working capital to keep the Company operational.
2.2	Approval sought

Resolution	ASX Listing Rule	Details
Resolution 3	7.4	Ratification of the previous issue of 13,000,000 Shares at an issue price of A$0.004 to Andrew Doyle
2.3	Approval under ASX Listing Rule 7.4
As noted in section 1.4, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval.
Approval is sought under ASX Listing Rule 7.4 for Resolution 3 so that the Shares issued to Andrew Doyle will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
2.4	Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

Explanatory Statement
Metal Storm Limited

Issue Date	30 August 2011

Number of Shares issued	13,000,000

Issue price	A$0.004

Terms of the securities	Fully paid ordinary shares

Name of the allottee	Andrew Doyle

Use of funds	Working capital
2.5	Rationale for Shareholder approval
The approval of Shareholders for the previous issue of Shares to Andrew Doyle under Resolution 3 will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.
Any Shares issued in accordance with Resolution 3 will not be counted towards calculation of the 15% limit.
2.6	Consequences of Resolution 3 not being approved
If Resolution 3 is not approved, the Company’s ability to raise additional equity funds over the next 12 months without reference to Shareholders will be restricted.
2.7	Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of Resolution 3.
3	Part C — Approval of issue of Shares to Dutchess under Line Agreement
3.1	Details of the Line Agreement
On 22 June 2010, the Company entered into the Line Agreement for Dutchess to provide a source of working capital for the Company. The Company may access up to A$25 million over a three year period under the Line Agreement. The Company will issue Shares in consideration for the amount it is paid by Dutchess.
Shares under the Line Agreement will be issued to Dutchess at a price per Share equal to the lowest daily VWAP of Shares traded on ASX during the five trading days immediately following the date an Investment Notice is given to Dutchess.
3.2	Details of previous approvals in relation to the Line Agreement
The Company has sought and obtained various Shareholder approvals for the issue of Shares to Dutchess under the Line Agreement as set out below:

Date of meeting	Approval sought and obtained	Securities actually issued
19 August 2010	Future issue of 260,000,000 Shares	54,178,022 Shares

	Previous issue of 31,625,726 Shares	31,625,726 Shares

8 December 2010	Future issue of 150,000,000 Shares	16,500,000 Shares

	Previous issue of 28,666,667 Shares	28,666,667 Shares

Explanatory Statement
Metal Storm Limited

Date of meeting	Approval sought and obtained	Securities actually issued
20 May 2011	Future issue of 150,000,000 Shares	108,285,182 Shares

19 July 2011	Future issue of 500,000,000 Shares	78,500,000 Shares

	Previous issue of 76,491,759 Shares	76,491,759 Shares

Total	1,196,784,152 Shares	394,247,356 Shares
The Company has had to seek regular Shareholder approvals for the issue of further Shares to Dutchess under the Line Agreement as under the ASX Listing Rules, each approval is only valid for three months. As shown by the table above, the Company’s subsequent issue of Shares to Dutchess after receiving Shareholder approval has in each case been well below the maximum amount approved by Shareholders.
3.3	Need for further approvals in relation to the Line Agreement
The Company is using the general meeting to seek Shareholder approval under Resolution 4 to issue Shares to Dutchess under the Line Agreement because the Shareholder approval obtained at the general meeting on 19 July 2011 expired on 19 October 2011 (ie three months after the approval was obtained). If Resolution 4 is approved, the Company will be able to issue up to 500,000,000 Shares to Dutchess under the Line Agreement in the three months after the meeting (ie until 8 March 2012). Any such Shares issued to Dutchess will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1. If the Company intends to issue further Shares to Dutchess under the Line Agreement after 8 March 2012 and does not want these Shares to be counted in its 15% limit, the Company will be required to seek a further approval from Shareholders at that time. In the absence of a further approval, any Shares issued to Dutchess will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, thereby reducing the Company’s capacity to raise funds through the issue of securities to other persons.
Accordingly, the Company is seeking approval under Resolution 4 for the issue of Shares to Dutchess under the Line Agreement to access additional working capital.
For more detailed information about the Line Agreement, please refer to the Schedule: Summary of Line Agreement.
3.4	Fees payable
The Company has agreed to pay Dutchess a fee of 6% of any funds received under each Drawdown, which is payable in cash at the close of each Drawdown.
The Company paid a Commitment Fee of 1.6% of the total funds available under the Line Agreement in two tranches during 2010 by issuing a total of 42,614,737 Shares to Dutchess.
In certain circumstances, the value of all or part of the Commitment Fee paid to Dutchess will be repaid to the Company in cash. For further details see the Schedule: Summary of Line Agreement.
3.5	Number of Shares to be issued if Shareholder approval for Resolution 4 is obtained
The ASX Listing Rules require the Company to provide information about the maximum number of Shares to be issued as a result of the Shareholder approval. See section 3.8 for further information about these requirements.
If Shareholder approval for Resolution 4 is obtained, the Company will be able to issue up to 500,000,000 Shares to Dutchess under the Line Agreement within three months of the date of the approval.

Explanatory Statement
Metal Storm Limited
Any Shares issued to Dutchess under the Line Agreement above the maximum of 500,000,000 in this period will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, unless a subsequent Shareholder approval is obtained.
If Shareholder approval is obtained, the Company intends to use its discretion to issue Investment Notices for amounts up to A$200,000 every one-to-two weeks. The Company estimates that it is unlikely that it will issue the maximum number of Shares in the three month period from the date of the meeting but it wishes to ensure it has maximum flexibility to do so should it be necessary.
The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Line Agreement, as well as the price at which any Shares will be issued in accordance with the mechanism set out in the Line Agreement.
Example:
Assuming the Company was able to draw down A$200,000 and the lowest daily VWAP of Shares was A$0.003 over the pricing period, the following number of Shares would need to be issued:

No. of Shares	=	200,000

		0.003

	=	66,666,667 Shares
By way of further example, the following table sets out the number of Shares that would be issued to Dutchess based on a range of different Share prices.

Amount advanced	Lowest daily VWAP of Shares over the pricing period
	A$0.001	A$0.002	A$0.003	A$0.004	A$0.005
A$50,000	50,000,000	25,000,000	16,666,667	12,500,000	10,000,000
A$100,000	100,000,000	50,000,000	33,333,333	25,000,000	20,000,000
A$150,000	150,000,000	75,000,000	50,000,000	37,500,000	30,000,000
A$200,000	200,000,000	100,000,000	66,666,667	50,000,000	40,000,000
3.6	Approval required
The Company is seeking the following Shareholder approval:

Resolution	ASX Listing Rule	Details
Resolution 4	7.1	Approval of issue of up to 500,000,000 Shares to Dutchess in connection with future Drawdowns
3.7	Approval under ASX Listing Rule 7.1
As noted in section 1.4, ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.

Explanatory Statement
Metal Storm Limited
Approval is sought under ASX Listing Rule 7.1 for Resolution 4 so that the Shares to be issued to Dutchess within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
3.8	Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue[1] or the formula for calculating the number of securities the entity is to issue	Up to 500,000,000 Shares

Date of issue	No later than three months after the date of the approval

Issue price	Calculated in accordance with the Line Agreement[2]

Name of the allottees	Dutchess or its nominee

Terms of the securities	Fully paid ordinary shares

Use of funds	The Line Agreement provides Metal Storm with funding for approximately another 19 months, depending on the size of each Drawdown. The split between compliance, administrative and product development / marketing (Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company currently expects that approximately 40-50% of the drawn down funds will be channelled into Commercialisation.

Date of allotment	Shares in connection with future Drawdowns will be allotted progressively

[1]	The Company has adopted the maximum number to satisfy the requirements of ASX Listing Rule 7.3.1. See section 3.5 for further information about how the Company has determined the maximum number.

[2]	If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.
3.9	Rationale for Shareholder approval
The approval of Shareholders for the issue of Shares to Dutchess under Resolution 4 will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.
Any Shares issued in accordance with Resolution 4 will not be counted towards the calculation of the 15% limit, except if any issue price of the Shares is less than 80% of the average market price.
3.10	Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.

Explanatory Statement
Metal Storm Limited
4	Glossary
In this document, the following terms have the meanings below unless the context otherwise requires:

ASOF	Australian Special Opportunity Fund LP, an investment company managed by the New York-based investment fund manager, The Lind Partners, LLC

ASOF Agreement	the convertible security agreement between the Company and ASOF dated 17 October 2011

ASOF Convertible Security	the unquoted convertible security proposed to be issued to ASOF at an issue price of A$900,000 which, if issued, will mature on 17 April 2013, will not bear interest, will be convertible into Shares and otherwise will have the terms set out in section 1.2(b) of the Explanatory Statement

Average VWAPs	The five VWAPs of Shares selected by the ASOF in its sole discretion from the 20 consecutive trading days ending on the date immediately prior to the date of a Conversion Notice

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Charge	the fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Note Holders, securing the obligations of the Company to repay the face value of the Secured Notes, dated 31 July 2009

Closing Bid Price	the bid price for the Shares on ASX at the close of trade on the date immediately prior to the date of a Conversion Notice

Commencement Fee	the A$350,000 fee payable to ASOF under the ASOF Agreement for its costs involved with negotiating and entering into the ASOF Agreement and other agreements described in section 1.1 of the Explanatory Statement

Commencement Fee Shares	The 116,666,667 Shares issued to ASOF in two tranches in October 2011 at an issue price of A$0.003 per Share in payment of the Commencement Fee

Commitment Fee	the A$400,000 paid by the Company to Dutchess through the issue of 42,614,737 Shares to Dutchess in two tranches during 2010, being 1.6% of the total funds available under the Line Agreement

Company	Metal Storm Limited ABN 99 064 270 006

Conversion Notice	a notice given by ASOF to convert in whole or part the face value of the ASOF Convertible Security into Shares using the conversion formula described in section 1.2(b) of the Explanatory Statement

Corporations Act	Corporations Act 2001 (Cth)

Director	a director of the Company

Drawdown	an exercise by the Company of its entitlement under the Line Agreement to require Dutchess to subscribe for (or to cause another person to subscribe for) Shares

Dutchess	Dutchess Opportunity Fund II LP

Explanatory Statement
Metal Storm Limited

Existing Notes	The Company’s existing convertible notes, being the Interest Bearing Notes and the Secured Notes

Interest Bearing Notes	the Company’s existing convertible notes which bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTG

Investment Notice	a notice issued by the Company to Dutchess to effect a Drawdown

Line Agreement	the Line Agreement between Dutchess and the Company dated 22 June 2010

Note Holders	persons whose names are entered in the register of Secured Notes or Interest Bearing Notes (as the context requires), maintained by or on behalf of the Company

Note Terms	terms which govern the Existing Notes as amended from time to time

Secured Notes	the Company’s existing convertible notes which are secured by the Charge, do not bear interest, are convertible into Shares, have the rights set out in the Note Terms and can be traded on ASX under the ticker code MSTGA

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee as amended from time to time

Trustee	ANZ Trustees Limited ABN 33 006 132 332

VWAP	volume weighted average price

Schedule
Summary of Line Agreement
1	General
(a)	Subject to satisfaction of the Conditions below, the Company may require Dutchess, for a period of three years ending on 22 June 2013, to subscribe for (or cause to be subscribed for) Shares not exceeding A$25 million.

(b)	While the Company has the right to Drawdown under the Line Agreement and provided that Dutchess is not in default of its obligations, the Company has agreed not to enter into any equity line of credit agreements with any third party requiring the third party to subscribe for Shares in a structured way over time, without first obtaining Dutchess’ consent, which cannot be unreasonably withheld. This restriction does not prevent the Company from undertaking a rights issue, or share purchase plan, or from raising money through placements of Shares or security issues not in the nature of an ongoing equity line of credit arrangement.
2	Conditions
Dutchess is not obliged to subscribe for Shares unless certain conditions have been satisfied, including the Company obtaining Shareholder approval, if required, for the issue of Shares under a Drawdown.
3	Drawdowns
(a)	The Company may give a notice to Dutchess requesting a Drawdown (Investment Notice). Once an Investment Notice is given, a Pricing Period (see below) commences and a second Investment Notice cannot be given. This means that the Company can only issue one Investment Notice every five trading days.
(b)	The Company may issue an Investment Notice for up to A$200,000.
4	Pricing
(a)	If Dutchess is required to subscribe for Shares under the Line Agreement, it must do so at a subscription price per Share equal to the lowest daily VWAP of Shares during the period commencing on the day an Investment Notice is given and ending at 5:00 pm five consecutive trading days later (Pricing Period).
(b)	The minimum price at which the Company is required to issue Shares to Dutchess will be determined by the Company at the time it gives an Investment Notice (Floor).
(c)	The pricing mechanism disregards the daily VWAP of Shares on any trading day during the Pricing Period where it is less than the Floor.
(d)	Where an event described in paragraph (c) occurs, Dutchess may elect to reduce the proposed amount to be paid under the Drawdown by 1/5th for each day on which the event occurs.
5	Repayment of Commitment Fee
If the Company makes Drawdowns under the Line Agreement of A$3 million or more and upon termination of the Line Agreement, Dutchess must sell the number of Shares equal to the number of Shares issued for the Commitment Fee on ASX and pay the Company the net proceeds.

6	Termination of the Line Agreement
(a)	The Line Agreement may be terminated in a number of ways including:
(i)	at the expiry of the three year term, being 22 June 2013;

(ii)	by the Company, if written notice is given to Dutchess; and

(iii)	by Dutchess, if an event of default occurs.
(b)	An event of default includes:
(i)	if the VWAP of Shares falls below a defined level for five consecutive trading days;

(ii)	the Company failing to perform its undertakings under the Line Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from Dutchess requiring the default to be remedied;

(iii)	if any representations or warranties made by the Company under the Line Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

(iv)	a material judgement is entered against the Company or any subsidiary of the Company;

(v)	an event occurs which has a “material adverse effect” on the Company and its subsidiaries;

(vi)	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

(vii)	a receiver or an administrator is appointed to the Company;

(viii)	the Company suspends payment of its debts;

(ix)	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

(x)	a compromise or arrangement is proposed between the Company and its creditors.
(c)	Termination of the Line Agreement for any reason will release the Company and Dutchess from any future obligations under the Line Agreement, subject to certain accrued rights and liabilities.